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Exhibit 2.1

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of this 5th day of October, 2004, by and among General Yellow Pages Consultants, Inc., a Delaware corporation d/b/a Marquette Group ("Buyer"), US Motivation, Inc., a Delaware corporation (the "Company"), and Monster Worldwide, Inc., a Delaware corporation ("Seller").

        WHEREAS, Seller owns ten (10) shares (the "Company Shares") of the common stock of the Company, par value $0.01 per share (the "Company Common Stock");

        WHEREAS, the ten (10) Company Shares referred to in the previous recital constitute all of the issued and outstanding capital stock of the Company;

        WHEREAS, Seller desires to sell the Company Shares to Buyer, and Buyer desires to purchase the Company Shares from Seller, upon the terms and conditions set forth herein;

        WHEREAS, the parties wish to set forth certain other agreements among them.

        NOW THEREFORE, in consideration of the mutual covenants of the parties set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

        1.1    Shares.    On the terms set forth in this Agreement, at the Closing (as defined in Section 5.1 below), Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Company Shares in consideration of the payment to Seller of ten million dollars ($10,000,000) (the "Closing Purchase Price"), payable as set forth in Section 2.1 below.

ARTICLE II
MANNER OF EXCHANGE

        2.1    Transfer of Company Shares; Cash Payment.    At the Closing, Seller shall deliver to Buyer a stock certificate representing all of the Company Shares, accompanied by a stock power duly executed in blank, and Buyer shall deliver to Seller the Closing Purchase Price by wire transfer of immediately available funds to the account listed in Schedule 2.1.

        2.2    Post-Closing Adjustment.    For purposes of this Section 2.2, the following terms have the meaning set forth below:

        "Assumed Travel Deferred Revenue Amount" means the amount of deferred revenue on the Company's balance sheet as of the close of business on the Closing Date attributable to travel programs, net of any accounts receivable included in such amount, multiplied by eighty-five percent (85%). The Assumed Travel Deferred Revenue Amount shall be prepared in a manner consistent with the Financial Statements (as defined in Section 3.8 below).

        "Assumed Awards Deferred Revenue Amount" means the amount of deferred revenue on the Company's balance sheet as of the close of business on the Closing Date attributable to awards programs, net of any accounts receivable included in such amount, multiplied by seventy-eight percent (78%). The Assumed Awards Deferred Revenue Amount shall be prepared in a manner consistent with the Financial Statements.

        "Fixed Adjustment Amount" means $382,853.53.

        "Assumed Ovation Value" means the dollar value of all outstanding award points in the Company's Ovation awards database as of the close of business on the Closing Date, multiplied by eighty percent (80%) and further multiplied by twenty-two percent (22%).

        "Final Purchase Price" means fifteen million six hundred thousand dollars ($15,600,000.00) minus the Assumed Travel Deferred Revenue Amount minus the Assumed Awards Deferred Revenue Amount minus the Fixed Adjustment Amount plus the Assumed Ovation Value.

        "Additional Purchase Price Amount" means, if the Final Purchase Price is greater than the Closing Purchase Price, the amount by which the Final Purchase Price is greater than the Closing Purchase Price.

        "Purchase Price Reduction Amount" means, if the Final Purchase Price is less than the Closing Purchase Price, the amount by which the Final Purchase Price is less than the Closing Purchase Price.

        As soon as practicable after the Closing, but in no event later than fifteen (15) days thereafter, Buyer shall deliver to Seller Buyer's calculation of the Final Purchase Price (as well as the Additional Purchase Price Amount or the Purchase Price Reduction Amount, as applicable), certified by Buyer as having been prepared in accordance with this Section 2.2 ("Buyer's Calculation").

        In the event Seller disagrees with Buyer's Calculation, Seller shall notify Buyer of such objection within fifteen (15) days after delivery by Buyer of Buyer's Calculation, and, at Seller's expense, Seller and its representatives may review the books and records of the Company for the purpose of determining the Final Purchase Price. Such review shall be completed as promptly as practicable and in no event shall completion be delayed longer than thirty (30) days after delivery by Buyer of Buyer's Calculation, provided that Buyer provides Seller and its representatives with prompt and complete access to such books and records of the Company as Seller may reasonably request. Seller shall furnish a copy of its calculation pursuant to this Section 2.2 ("Seller's Calculation") to Buyer. If there is a discrepancy between Buyer's Calculation and Seller's Calculation, then the parties shall use their best efforts to resolve their differences and, if the discrepancy still cannot be agreed to within fifteen (15) days after delivery by Seller of Seller's Calculation, then Buyer and Seller shall jointly retain a firm of independent public accountants to review the books and records of the Company and to determine the Final Purchase Price (as well as the Additional Purchase Price Amount or the Purchase Price Reduction Amount, as applicable). One-half (1/2) of the cost of such firm of independent accountants shall be borne by Buyer and one-half (1/2) shall be borne by Seller. The determination of the Final Purchase Price (as well as the Additional Purchase Price Amount or the Purchase Price Reduction Amount, as applicable) by such accountants shall be final and binding on all parties for purposes of this Section 2.2.

        In the event that the Final Purchase Price is greater than the Closing Purchase Price, then no later than five (5) business days following the final determination of the Final Purchase Price pursuant to the preceding paragraph, Buyer shall pay to Seller an amount equal to the Additional Purchase Price Amount by wire transfer of immediately available funds to the account listed in Schedule 2.1. In the event that the Final Purchase Price is less than the Closing Purchase Price, then no later than five (5) business days following the final determination of the Final Purchase Price pursuant to the preceding paragraph, Seller shall pay to Buyer an amount equal to the Purchase Price Reduction Amount by check or by wire transfer of immediately available funds in accordance with instructions reasonably provided by Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER

        As an inducement to Buyer to enter into and perform its obligations under this Agreement, the Company and Seller hereby represent and warrant to Buyer as follows:

        3.1    Organization and Good Standing.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has full power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. The Company is qualified to conduct business and is in good standing as a foreign corporation in the State of Georgia.

        3.2    Power and Authorization.    Each of the Company and Seller has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the performance by the Company and Seller of their respective obligations hereunder, and the consummation of the transactions contemplated hereunder, have been duly authorized by each of the Company and Seller. This Agreement has been duly executed and delivered by each of the Company and Seller and constitutes the legal, valid and binding obligation of each of the Company and Seller, enforceable against the Company and Seller in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

        3.3    Subsidiaries.    The Company does not own or control (directly or indirectly), or own or hold any right to acquire, any stock, partnership interest, joint venture interest, equity participation or other security or interest in any other entity, corporation, partnership, trust or any other business association, except that the Company owns four thousand seven hundred fifty (4,750) shares (the "Sub Shares") of common stock, no par value per share (the "Sub Common Stock") of USMotivation Promotional Services, Inc., a Georgia corporation ("Sub"), constituting all of the issued and outstanding capital stock of Sub. The Company and Sub are sometimes hereinafter collectively referred to as "USM".

        3.4    Organizational Documents; Officers.    The copies of the Certificate of Incorporation and Bylaws of the Company and the Articles of Incorporation and Bylaws of Sub, each as heretofore amended, which have been delivered to Buyer are true, complete and correct in all material respects. Schedule 3.4 contains a true and complete list of all officers and directors of the Company and Sub immediately prior to the Closing.

        3.5    Ownership of the Company and Sub.

          (a)   The authorized capital stock of the Company consists of one thousand (1,000) shares of Company Common Stock, of which ten (10) shares are issued and outstanding, which constitute the Company Shares, all of which are owned of record and beneficially by Seller, and which as of the Closing will be free and clear of any and all liens, claims, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature. The Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with all applicable federal and state securities laws. None of the Company Shares have been issued in violation of any pre-emptive rights, rights of first refusal or similar rights. No contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of the Company, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of the Company Common Stock or other instruments convertible into or exchangeable for such shares. There are no voting trust agreements or other contracts, agreements or arrangements restricting or otherwise relating to voting, dividend or other rights with respect to the Company's capital stock. The Company does not hold any shares of capital stock in its treasury. Upon delivery of the Company Shares to Buyer pursuant to the provisions of this Agreement, Buyer will acquire good, valid and marketable title to the Company Shares, free and clear of any and all liens, claims, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature.

          (b)   The authorized capital stock of Sub consists of ten thousand (10,000) shares of Sub Common Stock, of which four thousand seven hundred fifty (4,750) shares are issued and outstanding, which constitute the Sub Shares, all of which are owned of record and beneficially by the Company, and which as of the Closing will be free and clear of any and all liens, claims, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature. The Sub Shares have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with all applicable federal and state securities laws. None of the Sub Shares have been issued in violation of any pre-emptive rights, rights of first refusal or similar rights. No contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of Sub, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of the Sub Common Stock or other instruments convertible into or exchangeable for such shares. There are no voting trust agreements or other contracts, agreements or arrangements restricting or otherwise relating to voting, dividend or other rights with respect to the Sub's capital stock. Except for two hundred fifty (250) shares of Sub Common Stock held by Sub in its treasury, Sub does not hold any other shares of capital stock in its treasury.

        3.6    No Violation.    Except as set forth on Schedule 3.6, the execution, delivery and performance by the Company and Seller of this Agreement and the consummation of the transactions contemplated herein do not and will not:

          (a)   conflict with, result in the breach, modification, termination or violation of, or loss of any benefit under, constitute a default under, accelerate the performance required by, result in or give rise to a right to amend or modify the terms of, result in the creation of any Lien upon any assets or properties, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, indenture, contract, agreement, lease, license or other instrument or obligation of any kind or nature by which USM or Seller, or any of their respective properties or assets, may be bound or affected, in each case except as would not have a material adverse effect upon the properties, assets, condition, or business activities of USM;

          (b)   conflict with, violate or result in any loss of benefit under, any permit, concession, franchise, order, judgment, writ, injunction, regulation, statute or decree, in each case except as would not have a material adverse effect upon the properties, assets, condition, or business activities of USM; or

          (c)   conflict with or violate any provision of the Certificate of Incorporation or Bylaws, each as heretofore amended, of the Company, or the Certificate of Incorporation or Bylaws, each as heretofore amended, of Seller.

        3.7    No Consent Required.    Except as set forth on Schedule 3.7, no consent, approval, order or authorization of, or declaration, filing or registration with, any person, entity or governmental authority is required to be made or obtained by USM or Seller in connection with the authorization, execution, delivery or performance of this Agreement or the transactions contemplated hereby.

        3.8    Financial Statements.    As of the date hereof, Schedule 3.8 contains the following: unaudited consolidated balance sheets and statements of operations of the Company as of, and for the fiscal years ended, December 31, 2002 and 2003 and as of, and for the eight-month period ending, August 31, 2004. The materials included in Schedule 3.8 hereto are sometimes collectively referred to herein as the "Financial Statements." Each of the Financial Statements was prepared in accordance with generally accepted accounting principles consistently applied, except that the Financial Statements lack footnote disclosure, none of which, if provided, would reflect a material adverse change in the operations or financial condition of USM.

        3.9    Absence of Undisclosed Liabilities.    As of the Closing Date (as defined in Section 5.1 below), USM does not have any liabilities or obligations arising out of transactions entered into on or prior to the Closing Date, except for (a) liabilities reflected in the Financial Statements, (b) liabilities and obligations under agreements, contracts, leases or commitments disclosed in this Agreement or in a schedule hereto, and (c) liabilities and obligations arising in the ordinary course of business since December 31, 2003.

        3.10    Compliance with Laws; Permits.    USM is in compliance with all laws, regulations, rules, ordinances, orders and other requirements applicable to the operation, conduct or ownership of its property or business in all material respects. USM holds all of the material permits, licenses, approvals and authorizations of governmental authorities or third parties necessary for the conduct of its business, except where the failure to hold any such permits, licenses, approvals and authorizations would not have a material adverse effect upon the properties, assets, condition, or business activities of USM.

        3.11    Property.    USM owns no real property. USM owns each of the assets shown or reflected on the Financial Statements, free and clear of all Liens. All leases of real property and all material leases of personal property leased by USM and utilized in its business are listed on Schedule 3.11. All buildings, equipment and other tangible assets used by USM are in fair or good operating condition and repair, reasonable wear and tear excepted, are usable in the ordinary course of business and are adequate and suitable for the uses to which they are being put.

        3.12    Material Contracts.    USM has not entered into nor is it bound by any material contract other than those identified on Schedule 3.12 hereto (the "Material Contracts"). For purposes of the foregoing sentence, it is understood and agreed that a customer contract is not a material contract unless (1) it is a contract with a customer listed on Schedule 3.14 as one of the ten (10) largest customers of USM during the period January 1, 2004 through August 31, 2004, or (2) the aggregate net revenues (gross billings minus cost of sales) under such contract will be more than one hundred thousand dollars ($100,000). USM is not in default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a default by USM, under any Material Contract. To the knowledge of Seller, no party other than USM is in default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a default by any party other than USM, under any Material Contract.

        3.13    Employees.    Schedule 3.13 contains a list setting forth the names and current compensation rate of all individuals presently employed by USM. It is understood and agreed that all accrued payroll, accrued vacation and accrued benefits payable by Seller or USM to the employees listed on Schedule 3.13 are liabilities of USM that will remain liabilities of USM following the transactions contemplated hereby.

        3.14    Customers.    Schedule 3.14 contains a list by dollar volume of billings during calendar year 2003 to the ten (10) largest customers of USM during calendar year 2003 and a list by dollar volume of billings during the period January 1, 2004 through August 31, 2004 to the ten (10) largest customers of USM during such period.

        3.15    Bank Accounts.    Schedule 3.15 contains a list of each bank in which USM has an account, the number of each such account and the names of all persons authorized to draw thereon.

        3.16    Taxes. Except as set forth on Schedule 3.16:

          (a)   All Tax Returns (as defined in Section 8.8 below) required to be filed by or on behalf of USM or any Affiliated Group (as defined in Section 8.8 below) of which USM is or was a member have been properly prepared and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns were true, complete and correct in all material respects.

          (b)   All Taxes (as defined in Section 8.8 below) (whether or not shown on any Tax Returns) payable on or prior to the Closing Date by or on behalf of USM either directly, as part of the consolidated Tax Returns of another taxpayer, or otherwise, have been fully and timely paid. The cash reserves or accruals for Taxes provided in the books and records of USM with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing are sufficient for all unpaid Taxes of USM through and including the Closing Date. USM does not have any liability for Taxes of any other person as a transferee, successor, by contract or otherwise.

          (c)   USM has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

          (d)   USM has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

          (e)   Buyer has received complete copies of (A) all U.S. federal (pro forma), state, local and foreign income or franchise Tax Returns of USM relating to the taxable periods beginning after September 11, 2001 and (B) any audit report issued within the last three years relating to Taxes due from or with respect to USM and its income, assets or operations.

          (f)    Schedule 3.16    lists all material types of Taxes paid and material types of Tax Returns filed by or on behalf of USM and indicates those Taxes with respect to which USM is or has been a member of an Affiliated Group for any Tax purpose. No claim has been made by a taxing authority in a jurisdiction where USM does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

          (g)   All deficiencies asserted or assessments made as a result of any examinations by the Internal Revenue Service or any other taxing authority of the Tax Returns of or covering or including USM have been fully paid, and there are no other audits or investigations by any taxing authority or proceedings in progress, nor has Seller or USM received any notice from any taxing authority that it intends to conduct such an audit or investigation. No issue has been raised by a U.S. federal, state, local or foreign taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed material deficiency for any subsequent taxable period.

        3.17    Litigation.    Except as set forth in Schedule 3.17, there is no claim, counter-claim, action, suit, order, proceeding or investigation pending involving USM, before any court, agency, regulatory, administrative or other governmental body or officer or any arbitrator.

        3.18    Brokers.    Neither Seller nor USM has incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees or commissions in connection with the transactions contemplated by this Agreement.

        3.19    Domain Names.    As between Seller and USM, USM is the owner of the domain names listed on Schedule 3.19. It shall be the responsibility of USM and Buyer to request that any domain names listed on Schedule 3.19 as under management by Seller be transferred to USM or Buyer (or their designee). Seller shall approve any such requested transfer.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

        As an inducement to the Company and Seller to enter into and perform their respective obligations under this Agreement, Buyer hereby represents and warrants to the Company and Seller as follows:

        4.1    Organization and Good Standing.    Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

        4.2    Power and Authorization.    Buyer has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the performance by Buyer of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

        4.3    Ownership of Buyer.    All of the issued and outstanding capital stock of Buyer is owned of record and beneficially by Christopher F. Cummings, and no other person or entity directly or indirectly controls Buyer or could otherwise be deemed an Affiliate (as defined in Section 8.8 below) of Buyer. No contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of Buyer, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of the capital stock of Buyer or other instruments convertible into or exchangeable for such shares. No executive officer or director of Seller has a direct or indirect material interest in the transactions contemplated by this Agreement.

        4.4    No Violation.    The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated herein do not and will not:

          (a)   conflict with, result in the breach, modification, termination or violation of, or loss of any benefit under, constitute a default under, accelerate the performance required by, result in or give rise to a right to amend or modify the terms of, result in the creation of any Lien upon any assets or properties, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, indenture, contract, agreement, lease, license or other instrument or obligation of any kind or nature by which Buyer or any of its properties or assets may be bound or affected, in each case except as would not have a material adverse effect upon the properties, assets, condition, or business activities of Buyer;

          (b)   conflict with, violate or result in any loss of benefit under, any permit, concession, franchise, order, judgment, writ, injunction, regulation, statute or decree, in each case except as would not have a material adverse effect upon the properties, assets, condition, or business activities of Buyer; or

          (c)   conflict with or violate any provision of the Certificate of Incorporation or Bylaws, each as heretofore amended, of Buyer.

        4.5    No Consent Required.    No consent, approval, order or authorization of, or declaration, filing or registration with, any person, entity or governmental authority is required to be made or obtained by Buyer in connection with the authorization, execution, delivery or performance of this Agreement or the transactions contemplated hereby.

        4.6    Brokers.    Buyer has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees or commissions in connection with the transactions contemplated by this Agreement.

ARTICLE V
CLOSING

        5.1    Closing.    The consummation of the transactions that are the subject of this Agreement are being closed (the "Closing") at the office of Seller, 622 Third Avenue, 39th Floor, New York, NY 10017 on the date of this Agreement (the "Closing Date").

        5.2    Deliveries by the Company and Seller.    At the Closing, the Company and Seller shall deliver or cause to be delivered to Buyer:

          (a)   Stock Certificate and Stock Power.    A stock certificate for all of the Company Shares, accompanied by a stock power duly executed in blank;

          (b)   Corporate Documents.    The Certificate of Incorporation of the Company, as heretofore amended, certified by an appropriate official of the state of Delaware as being in effect as of a recent date, and the Articles of Incorporation of Sub, as heretofore amended, certified by an appropriate official of the state of Georgia as being in effect as of a recent date; and, promptly following the closing, the original minute books and stock record books of the Company and Sub;

          (c)    Certificates of Good Standing.    Certificates of good standing for the Company, dated as of a recent date, issued by appropriate officials of the states of Delaware and Georgia, and a certificate of good standing for Sub, dated as of a recent date, issued by an appropriate official of the state of Georgia;

          (d)    Resolutions.    A copy of the resolutions of the Board of Directors of Seller certified by the secretary of Seller as having been duly and validly adopted and in full force and effect as of the Closing Date authorizing execution and delivery of this Agreement and performance and consummation of the transactions contemplated hereby by Seller; and

          (e)    Resignations.    Resignations of all of the directors and officers of the Company and Sub, effective as of the Closing.

        5.3    Deliveries by Buyer.    At the Closing, Buyer will deliver to Seller, simultaneously with delivery of the items referred to in Section 5.1 above:

          (a)    Wire Transfer.    A wire transfer of immediately available funds in the amount of the Closing Purchase Price to the account of Seller set forth in Schedule 2.1;

          (b)    Certificate of Good Standing.    Certificates of good standing for Buyer, dated as of a recent date, issued by appropriate officials of the states of Delaware and Illinois; and

          (c)    Resolutions.    A copy of the resolutions of the Board of Directors of Buyer certified by the secretary of Buyer as having been duly and validly adopted and in full force and effect as of the Closing Date authorizing execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby by Buyer.

        5.4    Intercompany Indebtedness.    Immediately prior to the Closing, all intercompany indebtedness owing to the Company from Seller and all intercompany indebtedness owing to Seller from the Company shall be terminated and forgiven.

        5.5    Cooperation After the Closing.    Buyer, the Company and Seller will, at any time, and from time to time, after the Closing, execute and deliver such further instruments of conveyance and transfer and take such additional action as may be reasonably necessary to effect, consummate, confirm or evidence the transactions contemplated by this Agreement.

ARTICLE VI
TAX MATTERS

        6.1    Tax Periods Ending on or Before the Closing Date.    Seller shall be responsible for the preparation of the Tax Returns of the Company and Sub for all taxable periods ending on or prior to the Closing Date.

        6.2    Tax Periods Beginning Before and Ending After the Closing Date.    Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and Sub for all periods that begin on or prior to the Closing Date and end after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable law.

        6.3    Cooperation and Exchange of Information.    Seller, Buyer and the Company will provide each other with such cooperation and information as any of them reasonably may request of another in filing any Tax Return, it being understood and agreed that no refunds or carryback claims will be allowed by Buyer relating to tax periods ending on or prior to the Closing Date. Each such party shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each such party will retain all Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters of the Company and Sub for the Tax period first ending after the Closing Date and for all prior Tax periods until the expiration of the statute of limitations of the Tax periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by another party in writing of such extensions for the respective Tax periods. Any information obtained under this Section 6.3 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

ARTICLE VII
INDEMNIFICATION

        7.1    Indemnification by Seller.    From and after the Closing, subject to the limitations set forth in Section 7.4 below, the Seller agrees to indemnify, defend and save Buyer and its Affiliates, and each of their respective officers, directors, employees and agents (each, an "Indemnified Buyer Party"), harmless from and against, and to promptly pay to an Indemnified Buyer Party or reimburse an Indemnified Buyer Party for, any and all liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts incurred by any indemnified party in any action or proceeding between such indemnified party and the indemnitor or between any indemnified party and any third party or otherwise) (individually a "Loss" and collectively, the "Losses") sustained or incurred by any Indemnified Buyer Party relating to, resulting from, arising out of or otherwise by virtue of any misrepresentation or breach of a representation or warranty made herein by the Company or Seller.

        7.2    Indemnification by Buyer.    From and after the Closing, Buyer agrees to indemnify, defend and save Seller and its Affiliates, and each of their respective officers, directors, employees and agents (each, an "Indemnified Seller Party") harmless from and against, and to promptly pay to an Indemnified Seller Party or reimburse an Indemnified Seller Party for, any and all Losses sustained or incurred by any Seller Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any misrepresentation or breach of a representation or warranty made herein by Buyer.

        7.3    Procedure for Indemnification.    The following procedure shall apply to the foregoing agreements to indemnify and hold harmless:

          (a)   The party who is seeking indemnification (the "Claimant") shall give written notice to the party from whom indemnification is sought (the "Indemnitor") promptly after the Claimant learns of the claim or proceeding, provided that the failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it is actually damaged thereby.

          (b)   With respect to any third-party claims or proceedings as to which the Claimant is entitled to indemnification, the Indemnitor shall have the right to select and employ counsel of its own choosing to defend against any such claim or proceeding, to assume control of the defense of such claim or proceeding, and to compromise, settle or otherwise dispose of the same, if the Indemnitor deems it advisable to do so, all at the expense of the Indemnitor. The parties will fully cooperate in any such action, and shall make available to each other any books or records useful for the defense of any such claim or proceeding. The Claimant may elect to participate in the defense of any such third party claim, and may, at its sole expense, retain separate counsel in connection therewith. Subject to the foregoing (i) the Claimant shall not settle or compromise any such third party claim without the prior written consent of the Indemnitor and (ii) the Indemnitor shall not settle or compromise any such third party claim without the prior written consent of the Claimant, in each case of (i) and (ii) which consent shall not be unreasonably withheld.

        7.4    Limitations on Indemnification Rights.

          (a)   It is understood and agreed that no claim for recovery of indemnifiable damages may be asserted based on a representation, warranty or applicable portion thereof set forth in this Agreement after it has been extinguished in accordance with the following: all of the representations and warranties set forth in this Agreement shall survive the Closing and continue in full force and effect and survive for a period of one (1) year thereafter, except that the representations and warranties made in Section 3.16 shall survive until the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary herein, no claim for indemnification under this Article VII shall be made with respect to any representation or warranty herein after the applicable survival period, except as to any matters with respect to which a bona fide written claim shall have been made or an action at law or in equity shall have commenced before the end of the applicable survival period, in which event the applicable survival period shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim or action, including all applicable periods for appeal.

          (b)   Notwithstanding anything to the contrary contained in this Agreement, the Indemnified Buyer Parties shall not be entitled to be indemnified pursuant to Section 7.1 or any other provision hereof unless and until the aggregate of all Losses incurred by Indemnified Buyer Parties, as the case may be, exceeds one hundred fifty thousand dollars ($150,000.00), at which time the indemnifying party shall be obligated to indemnify the indemnified party for all Losses and not merely Losses in excess of such one hundred fifty thousand dollars ($150,000.00).

          (c)   Notwithstanding anything to the contrary contained in this Agreement, the indemnification obligations of Seller under Section 7.1 and this Article VII shall not exceed two million dollars ($2,000,000.00).

        7.5    Sole Remedy for Damages.    The indemnification obligations of the parties set forth in this Article VIIshall constitute the sole and exclusive remedy of the parties for the recovery of money damages with respect to any and all matters arising out of this Agreement.

ARTICLE VIII
MISCELLANEOUS

        8.1    Notices, Consents, etc.    Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) delivered by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by courier, at the addresses as set forth below or at such other addresses as may be furnished in writing. All such notices and communications shall be deemed received upon the actual delivery thereof in accordance with the foregoing.

            (a)   If to Buyer, and if to the Company (following the Closing):

        General Yellow Pages Consultants, Inc.
        222 NE Monroe, 8th Floor

        Peoria, IL 61602
        Attn: Chief Executive Officer

        with a copy to:

        Davis & Campbell L.L.C.
        401 Main Street, Suite 1600
        Peoria, IL 61602
        Attn: Robert J. Coletta, Esq.

            (b)   If to Seller:

        Monster Worldwide, Inc.
        622 Third Avenue, 39th Floor
        New York, NY 10017
        Attn: CFO—Directional Marketing

        with a copy to:

        Monster Worldwide, Inc.
        622 Third Avenue, 39th Floor
        New York, NY 10017
        Attn: General Counsel

        8.2    Severability.    The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision which shall remain in full force and effect and be enforceable to the fullest extent permitted by law.

        8.3    Amendment and Waiver.    This Agreement may not be amended orally. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

        8.4    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

        8.5    Governing Law.    This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of New York, without giving effect to provisions thereof regarding conflicts of law.

        8.6    Headings.    The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

        8.7    Successors and Assigns.    This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

        8.8    Definitions.    For purposes of this Agreement, the following terms have the meaning set forth below:

          "Affiliate" shall have the meaning ascribed to that term in Rule 405 of the Securities Act of 1933, as amended.

          "Affiliated Group" means any affiliated group within the meaning of Section 1504 of the Code (as defined in this Section 8.8 below) or any similar group defined under a similar provision of state, local or foreign law, including, but not limited to, any combined, consolidated or unitary group.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Liens" means any liens, claims, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature other than (1) purchase money security interests and (2) liens in respect of property or assets imposed by law that were incurred in the ordinary course of business, such as carriers', warehousemen's, materialmen's and mechanics' liens and other similar liens.

          "Tax" and "Taxes" includes any federal, state, local or foreign income, gross receipts, capital, franchise, import, goods and services, value added, sales and use, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

          "Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting Schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

        8.9    Entire Agreement.    This Agreement and the documents, schedules and exhibits described herein or attached or delivered pursuant hereto collectively constitute the sole and only agreement among the parties with respect to the subject matter hereof. Any agreements, representations or documentation respecting the transactions contemplated by this Agreement, including without limitation, the letter agreement, dated January 13, 2004, between Buyer and Seller, and any correspondence, discussions or course of dealing which are not expressly set forth in this Agreement or the documents, schedules and exhibits described herein or attached or delivered pursuant hereto or are null and void, it being understood that no party has relied on any representation not set forth in this Agreement or the documents, schedules and exhibits described herein or attached or delivered pursuant hereto.

        8.10    Third Parties.    Except as expressly set forth in Article VII of this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

        8.11    Interpretative Matters.    Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, and (b) words in the singular or plural include the singular and plural, pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and (d) the term "including" shall mean by way of example and not by way of limitation.

        8.12    No Strict Construction.    The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

        8.13    Default.    The mere lapse of time for performing any obligation or covenant contained herein shall serve to put the party who is obliged to perform or fulfill such obligation or covenant in default, without any notice or demand being required therefor.

        8.14    Interim Payroll and Medical Benefits and Other Employee Matters.

          (a)    Payroll.    With respect to the period from the day following the Closing Date through October 31, 2004 (or any longer period mutually agreed to by Buyer and Seller) (the "Interim Payroll Period"), Seller shall provide payroll services to Buyer and the Company by causing its third-party payroll provider, ADP, to (i) pay the employees of the Company in accordance with

  Seller's standard payroll practices, and (ii) satisfy all federal, state, city, social security, medicare other tax withholding or similar obligations of the Company, including forwarding amounts withheld to the appropriate authorities. Buyer shall or shall cause the Company to provide reasonable assistance to Seller to permit Seller to satisfy such obligations, including prompt notification of any employee terminations. With respect to each pay period during the Interim Payroll Period, Seller shall submit to Buyer or the Company a copy of a detail report from ADP (or a report based upon information received by Seller from ADP) for such payroll period setting forth the gross amount paid to each employee of the Company, the net amount paid to each such employee after all applicable withholding, a breakdown of all amounts withheld from each such employee's pay, the aggregate gross pay (the "Aggregate Gross Pay") paid to all such employees, and any fees (the "Payroll Fees") paid or payable to ADP for their services for such period. Within two (2) business days of receiving a copy of such detail report, Buyer or the Company shall pay to Seller by transfer of immediately available funds to the account listed in Schedule 2.1 (or other agreed upon method) an amount equal to the Aggregate Gross Pay plus any Payroll Fees.

          (b)    FUTA/SUTA.    With respect to the Interim Payroll Period, Seller shall provide FUTA and SUTA processing and filing services to the Company by causing ADP to (i) calculate the FUTA and SUTA payments with respect to the employees of the Company, and (ii) pay the Company's FUTA and SUTA obligations to the appropriate federal and state authorities and file the corresponding Forms 940 and 941. Buyer shall or shall cause the Company to provide reasonable assistance to Seller to permit Seller to satisfy such obligations. Promptly upon receiving an invoice from ADP for any such FUTA and SUTA processing and filing services, Seller shall submit to Buyer or the Company a copy of such invoice, along with a breakdown of the cost allocable to the Interim Payroll Period. Within five (5) business days of receiving a copy of such invoice and breakdown, Buyer or the Company shall pay to Seller by transfer of immediately available funds to the account listed in Schedule 2.1 (or other agreed upon method) an amount equal to the cost allocable to the Interim Payroll Period, plus any fees payable to ADP for its FUTA and SUTA processing and filing services during the Interim Payroll Period.

          (c)    Employee Medical Benefits.    Seller shall permit the employees of the Company listed in Schedule 8.14(c) (the "COBRA Employees") to participate in Seller's Medical, Dental and Vision health insurance plans (the "Seller Health Plans") through December 31, 2004 in accordance with the health insurance continuation rights provisions of the Consolidated Omnibus Budget Reconciliation Act. As consideration for such arrangement, (i) for the two (2) pay periods during the Interim Payroll Period, Seller, as the payroll agent of Buyer pursuant to subsection (a) above, shall deduct from the paychecks of the COBRA Employees the amount of their contributions for the Seller Health Plans in effect prior to the Closing, for aggregate deductions of $15,476.84, as adjusted to reflect any decrease in the number of COBRA Employees prior to October 31, 2004 (the "Employee Portion") (it being understood and agreed that in the event that any COBRA Employee leaves the employ of Buyer or the Company prior to October 31, 2004 and continues to participate in the Seller Health Plans such that Seller is unable to deduct such COBRA Employee's Employee Portion, Buyer shall pay to Seller such COBRA Employee's Employee Portion), and (ii) Buyer shall pay to Seller the "employer portion" in effect prior to the Closing for the Seller Health Plans (collectively, the "Employer Portion"), plus the Employee Portion for November 2004 and December 2004, plus a $3,600.00 administrative fee in October 2004, as follows: (A) Buyer shall pay $36,752.96 (which amount includes the $3,600.00 administrative fee) to Seller on October 29, 2004, (B) Buyer shall pay $48,629.80 to Seller on November 30, 2004, and (C) Buyer shall pay $48,629.80 to Seller on December 31, 2004, in each case by wire transfer of immediately available funds to the account listed in Schedule 2.1. It is understood and agreed that Buyer shall be responsible for paying the Employer Portion for each COBRA Employee for so long as such COBRA Employee participates in the Seller Health Plans, including in the event that any COBRA Employee leaves the employ of Buyer or the Company, and that the amounts for the

  Employer Portion set forth in the immediately preceding sentence shall be reduced only to the extent a COBRA Employee elects to cease participation in the Seller Health Plans. Promptly following the Closing Date and in any event within the time period prescribed by law, Seller shall send notices to the COBRA Employees substantially in the form attached to Schedule 8.14(c).

        In the event that amounts paid to the COBRA Employees and/or their beneficiaries under the Seller Health Plans with respect to claims made during the period September 1, 2004 through December 31, 2004 exceed the total of the contributions to the Seller Health Plans (Employee Portion plus Employer Portion), then Buyer agrees to pay any such excess to Seller, within five (5) business days of receiving notice from Seller, by wire transfer of immediately available funds to the account listed in Schedule 2.1. Seller may provide more than one such notice to Buyer from time to time as claims are received, provided that no such notice may be provided by Seller to Buyer after March 31, 2006. However, Buyer's obligation to pay any such excess to Seller shall be reduced to the extent that any portion of such excess is subject to reimbursement under the terms of any excess insurance or reinsurance contracts in force with respect to the Seller Health Plans. Subject to compliance with applicable law, Seller shall provide reasonable supporting documentation showing the determination of the excess amounts. In the event that the consent of any of the COBRA Employees or their beneficiaries is required for Seller to provide such supporting documentation, Buyer shall be responsible for seeking and obtaining such consent.

        Buyer agrees to cause each of the COBRA Employees (regardless of whether they remain employed with the Company or Buyer following the Closing Date) and their beneficiaries to cease coverage under the Seller Health Plans on or prior to December 31, 2004. In the event that any COBRA Employees (regardless of whether they remain employed with the Company or Buyer following the Closing Date) and/or their beneficiaries remain covered under the Seller Health Plans on or following January 1, 2005, Buyer agrees to reimburse Seller for any costs of such continued coverage, including any amounts paid to the COBRA Employees and/or their beneficiaries under the Seller Health Plans with respect to claims made by such individuals. Effective January 1, 2005, Buyer shall assume responsibility for providing COBRA continuation coverage, under one or more health plans sponsored by Buyer, for those COBRA Employees who become eligible to elect such coverage as a result of their termination of employment with Seller (as of the Closing Date) or Buyer (after the Closing Date).

        Buyer shall take all actions necessary to reflect the election of COBRA continuation coverage under the Seller Health Plans effective on the day after the Closing Date, including by executing the COBRA election in the form attached to Schedule 8.14(c).

          (d)    401(k) Plan Matters.    It is understood and agreed that (1) employees of the Company will not be permitted to contribute to Seller's 401(k) Plan following the Closing Date, (2) for any employees of the Company who have outstanding loans through Seller's 401(k) Plan, Seller will continue through the end of the Interim Payroll Period to automatically deduct from such employees' pay repayments of such outstanding loans consistent with amounts deducted prior to the Closing Date, and (3) following the Closing Date, the parties shall provide reasonable cooperation to each other to effect a plan-to-plan transfer for employees of the Company from Seller's 401(k) Plan to Buyer's 401(k) Plan.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

GENERAL YELLOW PAGES CONSULTANTS, INC. D/B/A MARQUETTE GROUP
By:	/s/ Christopher F. Cummings
	Name:	Christopher F. Cummings
	Title:	Chief Executive Officer
US MOTIVATION, INC.
By:	/s/ Andrew J. McKelvey
	Name:	Andrew J. McKelvey
	Title:	President
MONSTER WORLDWIDE, INC.
By:	/s/ Myron F. Olesnyckyj
	Name:	Myron F. Olesnyckyj
	Title:	Senior Vice President

Schedules

        The Schedules to this Agreement have been omitted. The omitted Schedules consist of:

Schedule 2.1	Wire Transfer Instructions
Schedule 3.4	Officers and Directors of the Company and Sub
Schedule 3.6	No Violation
Schedule 3.7	Consents
Schedule 3.8	Financial Statements (attachment)
Schedule 3.11	Property
Schedule 3.12	Material Contracts
Schedule 3.13	Employees
Schedule 3.14	Customers
Schedule 3.15	Bank Accounts
Schedule 3.16	Taxes
Schedule 3.17	Litigation
Schedule 3.19	Domain Names
Schedule 8.14(c)	Employees Eligible for COBRA (plus attachments—form of COBRA notice and form of COBRA election)

        The Schedules to this Agreement will be furnished to the Securities and Exchange Commission supplementally upon request.

QuickLinks

  Exhibit 2.1
STOCK PURCHASE AGREEMENT
ARTICLE I PURCHASE AND SALE
ARTICLE II MANNER OF EXCHANGE
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER
ARTICLE V CLOSING
ARTICLE VI TAX MATTERS
ARTICLE VII INDEMNIFICATION
ARTICLE VIII MISCELLANEOUS
Schedules